Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended June 30,
	2012	2011

(Loss) income from continuing operations before income tax	$(80,497)	$234,285

Add:
Fixed charges	136,955	134,150
Amortization of capitalized interest	6,390	3,301

Less:
Interest capitalized	34,282	16,725
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—
Earnings as adjusted	$28,566	$355,011

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$81,329	$96,519
Interest capitalized	34,282	16,725
Portion of rent expense representative of interest (30%)	21,344	20,906
Fixed charges	$136,955	$134,150

Ratio of earnings to fixed charges	0.21	2.65